UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

ITHAKA ACQUISITION CORP.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

465707 10 7

(CUSIP Number)

December 31, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

CUSIP NO. 465707 10 7	PAGE 2 OF 10 PAGES

1.	NAMES OF REPORTING PERSONS
IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Cheyne Capital Management Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

England & Wales

	5.	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0

	6.	SHARED VOTING POWER
0

	7.	SOLE DISPOSITIVE POWER
0

	8.	SHARED DISPOSITIVE POWER
0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12.	TYPE OF REPORTING PERSON
IA

CUSIP NO. 465707 10 7	PAGE 3 OF 10 PAGES

1.	NAMES OF REPORTING PERSONS
IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Cheyne Capital Management (UK) LLP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

England & Wales

	5.	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		685,000

	6.	SHARED VOTING POWER
0

	7.	SOLE DISPOSITIVE POWER
685,000

	8.	SHARED DISPOSITIVE POWER
0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
685,000

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.2%

12.	TYPE OF REPORTING PERSON
IA

CUSIP NO. 465707 10 7	PAGE 4 OF 10 PAGES

1.	NAMES OF REPORTING PERSONS
IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Cheyne General Partner Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5.	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0

	6.	SHARED VOTING POWER
685,000

	7.	SOLE DISPOSITIVE POWER
0

	8.	SHARED DISPOSITIVE POWER
685,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
685,000

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.2%

12.	TYPE OF REPORTING PERSON
CO

Page 5 of 10 Pages

Item 1.	(a)	Name of Issuer:

Ithaka Acquisition Corp.

	(b)	Address of Issuer's Principal Executive Offices:

100 South Pointe Drive, 23rd Floor
Miami, Florida 33139

Item 2.	(a)	Name of Person Filing:

This Schedule 13G is being filed jointly by Cheyne Capital Management Limited, Cheyne Capital Management (UK) LLP and Cheyne General Partner Inc.

	(b)	Address of Principal Business Office or, if none, Residence:

The address of Cheyne Capital Management Limited and Cheyne Capital Management (UK) LLP is Stornoway House, 13 Cleveland Row, London, SW1A 3DH, England.

The address of Cheyne General Partner Inc. is Walker House, Mary Street, PO Box 908GT, Grand Cayman, Cayman Islands.

	(c)	Citizenship:

Cheyne Capital Management Limited is a company incorporated under the laws of England and Wales.

Cheyne Capital Management (UK) LLP is a limited liability partnership incorporated under the laws of England and Wales

Cheyne General Partner Inc. is a Cayman Islands corporation.

	(d)	Title of Class of Securities:

Common Stock, $0.0001 par value

	(e)	CUSIP Number:

465707 10 7

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☒	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).*

* Cheyne Capital Management (UK) LLP only.

Page 6 of 10 Pages

(f)	☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

	(a)	Amount Beneficially Owned: **

	(b)	Percent of Class: **

	(c)	Number of Shares as to which the person has:

		(i)	sole power to vote or direct the vote **
		(ii)	shared power to vote or direct the vote **
		(iii)	sole power to dispose or direct the disposition of **
		(iv)	shared power to dispose or direct the disposition of **

** See Attachment A

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.***

*** Cheyne Capital Management Limited only.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Cheyne Fund L.P., a Cayman Islands limited partnership, and Cheyne Leverage Fund L.P., a Cayman Islands limited partnership, collectively.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Page 7 of 10 Pages

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 8 of 10 Pages

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2007

CHEYNE CAPITAL MANAGEMENT LIMITED

By	/s/ Simon James

Name:	Simon James
Title:	Chief Compliance Officer

CHEYNE CAPITAL MANAGEMENT (UK) LLP

By	/s/ Simon James

Name:	Simon James
Title:	Chief Compliance Officer

CHEYNE GENERAL PARTNER INC.

By	/s/ Daniele Hendry

Name:	Daniele Hendry
Title:	Director

Page 9 of 10 Pages

AGREEMENT OF JOINT FILING

          In accordance with Rule 13d-1(k) under the Act, the undersigned hereby agree to the joint filing with the other persons signatory below of a statement on Schedule 13G or any amendments thereto, with respect to the Common Stock, $0.0001 par value, of Ithaka Acquisition Corp., and that this Agreement be included as an attachment to such filing.

          This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

          IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on this 12th day of February, 2007.

CHEYNE CAPITAL MANAGEMENT LIMITED

By	/s/ Simon James

Name:	Simon James
Title:	Chief Compliance Officer

CHEYNE CAPITAL MANAGEMENT (UK) LLP

By	/s/ Simon James

Name:	Simon James
Title:	Chief Compliance Officer

CHEYNE GENERAL PARTNER INC.

By	/s/ Daniele Hendry

Name:	Daniele Hendry
Title:	Director

Page 10 of 10 Pages

ATTACHMENT A

          1.     Beneficial Ownership (Item 4(a) and (b) of Schedule 13G)

          As of January 2, 2007, Cheyne Capital Management (UK) LLP ("CCMUK"), as the investment manager of Cheyne Fund L.P. ("CF") and Cheyne Leverage Fund L.P. ("CLF"), may be deemed to have sole power to vote or to direct the voting of and to dispose or to direct the disposition of 685,000 shares of Common Stock, $0.0001 par value, of Ithaka Acquisition Corp. (the "Common Stock").  Accordingly, CCMUK may be deemed to be the beneficial owner of the 685,000 shares of Common Stock, which, based on there being 10,974,100 shares of Common Stock outstanding as reported in the Form 10-QSB of Ithaka Acquisition Corp. for the quarterly period ended September 30, 2006 (the "Form 10-QSB"), represents approximately 6.2% of the outstanding Common Stock. CCMUK succeeded to Cheyne Capital Management Limited as investment manager to CF and CLF in respect of the Common Stock.

          As of January 2, 2007, Cheyne General Partner Inc. ("CGP"), as the general partner of CF and CLF, may be deemed to have shared power to vote or to direct the voting of and to dispose or to direct the disposition of 685,000 shares of Common Stock.  Accordingly, CGP may be deemed to be the beneficial owner of the 685,000 shares of Common Stock, which, based on there being 10,974,100 shares of Common Stock outstanding as reported in the Form 10-QSB, represents approximately 6.2% of the outstanding Common Stock.

          As of January 2, 2007, CF was the direct beneficial owner of 380,000 shares of Common Stock, which, based on there being 10,974,100 shares of Common Stock outstanding as reported in the Form 10-QSB, represents approximately 3.5% of the outstanding Common Stock.

          As of January 2, 2007, CLF was the beneficial owner of 305,000 shares of Common Stock, which, based on there being 10,974,100 shares of Common Stock outstanding as reported in the Form 10-QSB, represents approximately 2.8% of the outstanding Common Stock.

          Each of CCMUK and CGP disclaim beneficial ownership of the 685,000 shares of Common Stock, except to the extent of any pecuniary interest therefrom.

          2.     Power to Vote and Dispose (Item 4(c) of Schedule 13G)

          As of January 2, 2007, CCMUK may be deemed to have sole power to vote or to direct the voting of and to dispose or to direct the disposition of the 685,000 shares of Common Stock.

          As of January 2, 2007, CGP may be deemed to have shared power to vote or to direct the voting of and to dispose or to direct the disposition of the 685,000 shares of Common Stock.

          Each of CCMUK and CGP disclaim beneficial ownership of the 685,000 shares of Common Stock, except to the extent of any pecuniary interest therefrom.